Exhibit 3




                                    AGREEMENT
                                    ---------

     WHEREAS, Science Management Corporation ("Science Management"), a Delaware corporation that filed for reorganization pursuant to 11 U.S.C. Sec.101 et seq., had its Fifth Amended Plan of Reorganization approved by the United States Bankruptcy Court for the District of New Jersey on April 17, 1996 (the "Plan"); and

     WHEREAS, among other things pursuant to the Plan, on the Effective Date of and as defined in the Plan (the "Effective Date"), Science Management is to issue two million (2,000,000) shares of new Science Management common stock (the "New Stock") to replace and supersede all Science Management common stock theretofore in existence of which New Stock one million seventy thousand (1,070,000) shares will be issued to Imperial as part of Imperial s distribution under the Plan; and

     WHEREAS, Rahul Rana, an individual with an address at 321 East 48th Street, Penthouse B, New York, New York 10017 ("Purchaser"), desires to purchase and Imperial desires to sell twelve thousand five hundred (12,500) shares of the New Stock to be received by Imperial under the Plan (the "Purchaser Stock"); and

     WHEREAS, Purchaser has represented to Imperial that it has independently performed all of the due diligence and investigation of Science Management prior to, has relied only upon same in connection with its decision to consummate, and has the financial wherewithal to make, and bear the risk of loss of its total investment in connection with, a purchase of interests in Science Management as contemplated by this Agreement.

     NOW THEREFORE:

     1. Purchaser agrees that within the three (3) business days following Imperial s request made upon or after the Effective Date, Purchaser will pay Imperial the sum of Thirty Thousand Dollars ($30,000.00) (the "Purchase Price") by bank or certified check payable to Imperial Capital Worldwide Partners, L.P., or by wire transfer to the favor of Republic National Bank of New York, 452 Fifth Avenue, New York, New York, United States of America, ABA# 021004823, for the account of Imperial Capital Worldwide Partners, L.P., Account Number 318265346, and in return, Imperial agrees that upon receipt of said Purchase Price (the "Closing"), Imperial will deliver to Purchaser the Purchaser s Stock subject to the following terms and conditions.

     2. (a) Purchaser hereby grants an irrevocable proxy to Imperial permitting Imperial to vote all of the shares of






















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Purchaser s Stock until after the third anniversary of the Closing (the "Parting
Date").

          (b) If at any time until the Parting Date Imperial intends to sell any of its New Stock received pursuant to the Plan, and such sale encompasses the sale of a majority of the voting control of Science Management (an "Intended Sale of Control"), then Purchaser shall be given the option of selling
Purchaser s Stock in such sale ratably on the same basis as Imperial has agreed to sell such New Stock therein. Notwithstanding the foregoing, if Imperial requires that Purchaser sell any amount or or all of Purchaser s Stock in an Intended Sale of Control, Purchaser shall sell such amount of Purchaser s Stock as designated by Imperial in such Intended Sale of Control on the same terms as Imperial has agreed to sell its New Stock therein, provided, however, that if Purchaser elects not to do so, Imperial shall have the right to re-purchase the Purchaser s Stock from Purchaser for a price equal to the greater of (i) the Purchase Price plus an amount accruing thereon at the annual rate of twenty five percent (25%) pro rated from the date of the Closing to the date of such re-purchase by Imperial pursuant hereto, or (ii) the last known bona fide bid for
                                                             ---- ----
the New Stock in the marketplace.

          (c) If at any time prior to the fifth anniversary of the Closing, Purchaser desires to sell any of Purchaser s Stock, Purchaser will first notify Imperial of any such offer and Imperial shall have seven (7) business days after receipt of such written notice to match any third party offer and to purchase such Purchaser s Stock on the same terms and conditions as offered by that third party.

          (d) Purchaser agrees that all of Purchaser s Stock shall be appropriately legended or affected to give notice of the re-purchase rights, proxy and other rights of Imperial set forth in this paragraph 2 and that the Purchaser s Stock will only be transferred subject to said re-purchase rights, proxy and other rights. Purchaser hereby grants Imperial an irrevocable and unconditional power of attorney to effectuate Imperial s re-purchase rights, proxy and other rights of Imperial and cause the Purchaser s Stock to be legended or affected in accordance with the intent of this paragraph 2.

     3. This Agreement may be assigned by the parties hereto provided that the assignee assumes all of such assignor s respective obligations hereunder, whereupon such assignor shall be released therefrom. The parties hereto agree to execute such further documents as may be necessary to effectuate the intent, terms and provisions of this Agreement.

































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     4.   It is understood and agreed by the parties that monetary damages would not suffice as a remedy for any breach hereunder, and that the parties shall be entitled to, without limitation, equitable relief, including injunction and specific performance, in order to enforce the terms and provisions of this Agreement.

     5. This Agreement may be executed in counterparts each of which shall be deemed to be one and the same instrument. Without limitation, a facsimile or copy of this Agreement shall be deemed sufficient evidence of this Agreement.

Dated:    June      , 1996
               -----


                         RAHUL RANA





                         -----------------------------------



                         IMPERIAL CAPITAL WORLDWIDE PARTNERS, L.P.
                         By Imperial Capital Investors Corp.,
                         its general partner




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                         By:
                         Its:































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